Exhibit 99.1

Foresight Begins Proof of Concept Project with a Leading Chinese Vehicle Manufacturer

The POC project in China follows the recently announced MOU with Chery

Ness Ziona, Israel – August 25, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the initiation of a proof of concept (POC) project with a leading Chinese passenger car manufacturer. The POC project is meant to evaluate the stereoscopic capabilities of Foresight’s QuadSight® vision system, using both visible-light and thermal infrared channels, to detect and classify obstacles on any road in harsh weather and lighting conditions. Following successful completion of the project and a satisfactory outcome, the vehicle manufacturer may consider future cooperation for possible integration into its semi- and fully autonomous vehicles. The project is expected to be completed during the fourth quarter of 2021.

In addition, the Chinese vehicle manufacturer will evaluate Foresight’s ability to create a stereo system using two existing mono cameras with overlapping fields-of-view, made possible using Foresight’s automatic calibration solution. This configuration is designed to enhance the Chinese vehicle manufacturer’s existing safety sensor performance in terms of all obstacle detection quality, distance accuracy and robustness. Successful evaluation may lead to future co-development projects.

“I believe that this POC project serves as a vote of confidence from the Chinese automotive market, as another leading vehicle manufacturer chooses to evaluate Foresight’s advanced 3D perception technologies. Following our recently signed MOU with Chery, we continue our strategy to expand our presence and become a dominant player in the Asian automotive market. Our proprietary vision technologies offer an accurate and reliable vision solution that may be integrated into semi- and fully autonomous vehicles to enhance existing safety systems,” said Haim Siboni, CEO of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential for the Chinese vehicle manufacturer to consider future cooperation for possible integration into its semi- and fully autonomous vehicles, the expected timing of the completion of the project and that it continues its strategy to expand its presence and become a dominant player in the Asian automotive market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654